東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 NOV -5 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08005734

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

PROCESSED
NOV 07 2008
THOMSON REUTERS

FILE NO. 82-4750

October 28, 2008

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Summary of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending November 30, 2008 (dated October 6, 2008)
  (w/ Supplementary Data for the Brief Note of the Account for the Third Quarter of the Fiscal Year ending November 30, 2008)

Yours truly,

Hitoshi Sumiya

11/5

Encl.
cc: Q.P. Corporation
The Bank of New York Mellon

Q.P.Corporation
1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2008

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

(Translation)

October 6, 2008

THE THIRD QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2008

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Executive Managing Director and General Manager of Administration Division Tel. +81-3- 3486-3331

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

1. Consolidated business results for nine months ended August 31, 2008 (From December 1, 2007 to August 31, 2008)

(1) Consolidated operating results

	Nine months ended August 31, 2008	Nine months ended August 31, 2007	(Reference) Year ended November 30, 2007
Net sales	¥355,845 million (1.4%)	¥351,101 million (3.8%)	¥468,006 million -
Operating income	¥9,670 million (-18.6 %)	¥11,884 million (22.6 %)	¥15,824 million -
Ordinary income	¥9,798 million (-18.1%)	¥11,966 million (21.5 %)	¥15,836 million -
Net income	¥5,255 million (-9.5%)	¥5,809 million (48.7 %)	¥7,328 million -
Net income per share-primary	¥34.53	¥38.01	¥47.96
Net income per share-diluted	-	-	-

Note:
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Consolidated financial conditions

	As of August 31, 2008	As of August 31, 2007	(Reference) As of November 30, 2007
Total assets	¥299,903 million	¥291,737 million	¥292,823 million
Net assets	¥163,609 million	¥160,007 million	¥161,140 million
Equity ratio	47.6%	48.2%	48.3%
Net assets per share	¥940.98	¥919.52	¥925.46

(3) Consolidated cash flows

	Nine months ended August 31, 2008	Nine months ended August 31, 2007	(Reference) Year ended November 30, 2007
Net cash provided by operating activities	¥10,682 million	¥14,558 million	¥22,331 million
Net cash used in investing activities	-¥4,243 million	-¥8,542 million	-¥11,166 million
Net cash used in financing activities	-¥2,638 million	-¥505million	-¥2,757 million
Cash and cash equivalents at end of the year	¥31,373 million	¥24,874 million	¥27,699 million

Q.P.Corporation
1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

2. Estimate of consolidated operating results for the fiscal year ending November 30, 2008
(From December 1, 2007 to November 30, 2008)

	Year ending November 30, 2008
Net sales	¥ 478,000 million
Operating income	¥ 15,000 million
Ordinary income	¥ 14,800 million
Net income	¥ 7,700 million

(Reference) Estimate of yearly net income per share ¥ 50.63

3. Other

(1) Changes of important subsidiaries during the third quarter (Changes of specific subsidiaries due to change in scope of consolidation) : None
(2) Adoption of simplified methods in accounting: Yes
Income taxes are provided with estimate.
Accounting to the account titles which do not have significant effects on the consolidated financial statements is provided with the methods based on the simplified accounting procedures.
(3) Changes in accounting method compared to the previous consolidated fiscal year : None

(Notes)
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.
Figures of amounts are described by discarding fractions less than one million yen.

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of August 31, 2008	As of August 31, 2007	As of November 30, 2007
CURRENT ASSETS:			
Cash and deposits	26,444	28,976	26,603
Notes and accounts receivable	73,135	71,102	70,120
Securities	5,000	-	5,000
Inventories	19,523	17,560	16,971
Deferred tax assets	1,922	1,867	1,768
Other	3,961	4,620	4,376
Allowance for doubtful accounts	(478)	(533)	(518)
Total current assets	129,509	123,593	124,321
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	121,017	117,838	118,674
Machinery, equipment and transportation equipment	120,843	118,135	119,656
Land	40,308	40,383	40,243
Construction in progress	2,692	2,323	1,856
Other	8,189	8,151	8,198
Accumulated depreciation	(174,412)	(167,850)	(169,359)
Total tangible fixed assets	118,638	118,982	119,270
Intangible fixed assets			
Consolidation adjustment accounts	-	7	-
Other	2,268	2,315	2,473
Total Intangible fixed assets	2,268	2,323	2,473
Investments and other assets			
Investment in securities	21,345	22,947	21,987
Prepaid pension costs	16,800	13,168	14,107
Deferred tax assets	447	817	489
Other	11,038	9,948	10,238
Allowance for doubtful accounts	(158)	(202)	(186)
Total investments and other assets	49,474	46,679	46,635
Total fixed assets	170,381	167,984	168,379
DEFERRED ASSETS:			
Business commence costs	12	159	122
Total deferred assets	12	159	122
Total assets	299,903	291,737	292,823

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	As of August 31, 2008	As of August 31, 2007	As of November 30, 2007
CURRENT LIABILITIES:			
Notes and accounts payable	53,328	40,618	38,804
Short-term loans payable	15,484	17,443	14,979
Accounts payable-other	14,846	20,126	22,630
Accrued income taxes	2,259	4,226	4,019
Deferred tax liabilities	13	9	5
Reserve for sales rebates	3,364	2,752	1,314
Reserve for bonuses	3,603	3,746	824
Reserve for directors' and corporate auditors' bonuses	56	68	60
Other	2,754	2,651	8,007
Total current liabilities	95,711	91,642	90,646
LONG-TERM LIABILITIES:			
Bonds	10,500	10,500	10,500
Long-term loans payable	17,518	17,715	17,695
Deferred tax liabilities	7,938	6,551	7,732
Reserve for retirement benefits	2,169	2,498	2,296
Reserve for directors' and corporate auditors' retirement pay	177	848	852
Other	2,277	1,973	1,959
Total long-term liabilities	40,581	40,087	41,036
Total liabilities	136,293	131,730	131,683
NET ASSETS			
OWNERS' EQUITY:			
Paid-in capital	24,104	24,104	24,104
Capital surplus	29,432	29,432	29,432
Earned surplus	92,013	87,267	88,786
Treasury stock	(3,801)	(2,653)	(2,655)
Total owners' equity	141,749	138,150	139,667
VALUATION AND TRANSLATION ADJUSTMENTS:			
Valuation difference on available-for-sale securities	3,053	3,811	3,416
Deferred gains or losses on hedges	318	28	105
Translation adjustments	(2,334)	(1,497)	(1,790)
Total valuation and translation adjustments	1,036	2,342	1,731
MINORITY INTERESTS	20,824	19,515	19,741
Total net assets	163,609	160,007	161,140
Total liabilities and net assets	299,903	291,737	292,823

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Nine months ended August 31, 2008	Nine months ended August 31, 2007	Year ended November 30, 2007
NET SALES	355,845	351,101	468,006
COST OF SALES	276,075	266,926	356,299
Gross profit	79,769	84,175	111,707
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	70,099	72,291	95,882
Operating income	9,670	11,884	15,824
NON-OPERATING INCOME:			
Interest income and dividend receivable	557	496	747
Equity income	72	101	122
Other	422	390	474
NON-OPERATING EXPENSES:			
Interest expense	558	502	698
Other	365	403	634
Ordinary income	9,798	11,966	15,836
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	223	24	26
Gain on sales of investment in securities	12	98	141
Gain on sales of investment in subsidiary	987	-	-
Subsidy received	-	373	373
Other	73	180	169
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	419	568	768
Other	400	260	587
Net income before income taxes and minority interests	10,276	11,815	15,192
Income taxes	4,325	4,991	4,628
Income taxes deferred	88	389	2,413
Minority interests	607	624	822
Net income	5,255	5,809	7,328

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended August 31, 2008	Nine months ended August 31, 2007	Year ended November 30, 2007
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	10,276	11,815	15,192
Depreciation and amortization	9,719	9,304	12,388
Amortization of goodwill	25	23	31
Equity income	(72)	(101)	(122)
Write-down of investment in securities	18	5	35
Write-down of golf course memberships	6	-	0
Decrease in reserve for retirement benefits	(131)	(110)	(287)
Decrease in prepaid pension cost	(2,693)	(2,576)	(3,514)
Increase in reserve for directors' and corporate auditors' retirement pay	(675)	(379)	(374)
Increase in reserve for sales rebates	2,050	1,515	76
Decrease in reserve for directors' and corporate auditors' bonuses	(5)	(19)	(24)
Increase in reserve for bonuses	2,778	2,933	11
Increase in allowance for doubtful accounts	(66)	(85)	(114)
Interest income and dividend receivable	(557)	(496)	(747)
Interest expense	558	502	698
Gain on sales of investment in securities	(2)	(97)	(138)
Gain on sales of investment in subsidiary	(987)	-	-
Loss on sales and disposal of fixed assets	195	544	741
Decrease in notes and accounts receivable	(3,197)	(1,376)	(524)
Increase in inventories	(3,018)	(1,539)	(1,042)
Increase (decrease) in notes and accounts payable	14,235	1,296	(367)
Increase (decrease) in accounts payable - other	(6,470)	201	754
Increase (decrease) in accrued consumption taxes	(412)	776	840
Other	(4,987)	(4,843)	1,441
Sub total	16,585	17,291	24,953
Interest income and dividends received	880	425	585
Interest paid	(546)	(479)	(679)
Income taxes paid	(6,236)	(2,679)	(2,528)
Net cash provided by operating activities	10,682	14,558	22,331
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Sales of securities	-	8	8
Purchases of tangible fixed assets	(9,523)	(7,953)	(10,195)
Purchases of intangible fixed assets	(243)	(263)	(659)
Purchases of investment in securities	(128)	(285)	(347)
Sales of investment in securities	78	718	1,073
An income by the sale of subsidiary stocks included in the change of the connection range	1,852	-	-
Expenditure by the acquisition of subsidiary stocks without the change of the connection range	(28)	-	-
An income by the sale of subsidiary stocks without the change of the connection range	90	-	-
Loans receivable made	(448)	(300)	(668)
Collection of loans receivable	197	37	604
Disbursements for deposit money in bank	(9)	(258)	(328)
Withdrawal of time deposits	3,583	9	18
Other	338	(253)	(672)
Net cash used in investing activities	(4,243)	(8,542)	(11,166)

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

	Nine months ended August 31, 2008	Nine months ended August 31, 2007	Year ended November 30, 2007
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowing on short-term loans	66,670	56,243	83,132
Repayment of short-term loans	(64,909)	(52,401)	(80,982)
Borrowing on long-term loans	1,200	1,300	1,950
Repayment of long-term loans	(2,288)	(2,896)	(4,101)
Paid in from minority shareholders	179	-	-
Cash dividends paid	(2,132)	(2,218)	(2,218)
Cash dividends paid to minority shareholders	(211)	(146)	(146)
Repurchase of treasury stock	(1,145)	(385)	(387)
Net cash provided by financing activities	(2,638)	(505)	(2,757)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(155)	61	(10)
Ⅴ. INCREASE IN CASH AND CASH EQUIVALENTS	3,645	5,571	8,396
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,699	21,212	21,212
Ⅶ. CASH WITH THE NEW CONSOLIDATED SUBSIDIARY INCREASE AND THE ACCRUAL OF THE CASH EQUIVALENT	27	-	-
Ⅷ. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE OF CLOSING DATE OF CONSOLIDATED SUBSIDIARY	-	(1,909)	(1,909)
Ⅸ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	31,373	24,874	27,699

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

SEGMENT INFORMATION

(1) Segment information of business lines

Nine months ended August 31, 2008 (From December 1, 2007 to August 31,2008)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	284,144	71,700	355,845	-	355,845
(2) Internal sales or transfers to/from segments	8	17,834	17,842	(17,842)	-
Total	284,153	89,535	373,688	(17,842)	355,845
Operating expenses	272,593	88,404	360,997	(14,822)	346,175
Operating income	11,560	1,130	12,690	(3,020)	9,670

Nine months ended August 31, 2007 (From December 1, 2006 to August 31, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	282,329	68,771	351,101	-	351,101
(2) Internal sales or transfers to/from segments	11	18,069	18,080	(18,080)	-
Total	282,341	86,841	369,182	(18,080)	351,101
Operating expenses	268,942	85,340	354,282	(15,065)	339,217
Operating income	13,398	1,501	14,900	(3,015)	11,884

Previous fiscal year (From December 1, 2006 to November 30, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	375,841	92,164	468,006	-	468,006
(2) Internal sales or transfers to/from segments	14	24,152	24,166	(24,166)	-
Total	375,855	116,317	492,173	(24,166)	468,006
Operating expenses	358,186	114,128	472,314	(20,133)	452,181
Operating income	17,669	2,189	19,858	(4,033)	15,824

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Foods
Distribution	Storage and Transportation

c. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 3,063 million, ¥ 3,081 million, and ¥ 4,098 million for the nine months ended August 31, 2008 and 2007 and the previous fiscal year ended November 30, 2007, respectively.

(2) Geographical business
Segment information of geographical business is not disclosed since the proportion of domestic sales in the nine months ended August 31, 2008 and 2007 and in the previous fiscal year ended November 30, 2007, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts
Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the nine months ended August 31, 2008 and 2007 and in the previous fiscal year ended November 30, 2007, are less than 10% of consolidated sales, respectively.

Q.P.Corporation
1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account for The Third Quarter of The Fiscal Year Ending November 30, 2008

(Notes)

Figures less than units indicated are rounded off.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P.Corporation

1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

1. Summary of Sales (Consolidation)

(Billions of yen)

Net sales	Segment	1st Quarter	2nd Quarter	Half-Year	3rd Quarter	4th Quarter	Year
FY2006	Condiments and Processed Foods	38.5	47.1	85.6	42.0	44.6	172.2
	Health Function Products	3.6	4.7	8.3	4.1	5.0	17.4
	Egg Products	21.1	19.9	41.0	20.8	20.7	82.5
	Salads and Prepared Foods	23.4	22.7	46.1	23.6	24.8	94.5
	Distribution	21.9	22.3	44.2	22.4	22.9	89.5
	Total	108.5	116.6	225.1	113.1	117.9	456.1
FY2007 (A)	Condiments and Processed Foods	39.9	48.9	88.8	45.0	43.5	177.3
	Health Function Products	3.8	4.7	8.5	4.2	4.8	17.5
	Egg Products	20.7	21.8	42.5	20.6	21.7	84.8
	Salads and Prepared Foods	23.2	24.5	47.7	25.0	23.5	96.2
	Distribution	21.8	23.2	45.0	23.8	23.4	92.2
	Total	109.5	123.0	232.5	118.6	116.9	468.0
FY2008 (B)	Condiments and Processed Foods	41.1	48.4	89.5	45.0		-
	Health Function Products	3.8	4.7	8.5	4.7		-
	Egg Products	20.8	22.6	43.4	21.8		-
	Salads and Prepared Foods	23.0	23.6	46.6	24.5		-
	Distribution	22.4	24.6	47.0	24.7		-
	Total	111.2	123.9	235.1	120.7		478.0
Increase (Decrease) (B)-(A)	Condiments and Processed Foods	1.2	(0.5)	0.7	0.1	-	-
	Health Function Products	0	0	0.1	0.5	-	-
	Egg Products	0.1	0.8	0.9	1.2	-	-
	Salads and Prepared Foods	(0.1)	(0.9)	(1.1)	(0.5)	-	-
	Distribution	0.6	1.4	1.9	1.0	-	-
	Total	1.7	0.9	2.6	2.1	-	10.0

(Notes)
1."2nd Quarter" is difference between "Half-Year" and "1st Quarter".
2."3rd Quarter" is difference between the accumulated 3rd Quarter and "Half-Year".
3."4th Quarter" is difference between "Year" and the accumulated 3rd Quarter.
4.Figures less than units indicated are rounded off.

Q.P.Corporation
1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

2. Summary of Operating Income (Consolidation)

(Billions of yen)

Net sales	Segment	1st Quarter	2nd Quarter	Half-Year	3rd Quarter	4th Quarter	Year
FY2006	Condiments and Processed Foods	1.5	4.8	6.3	0.7	3.3	10.3
	Health Function Products	(0.1)	0.4	0.3	0.2	0.3	0.8
	Egg Products	0.6	0.7	1.3	0.6	0.5	2.4
	Salads and Prepared Foods	0.2	0	0.2	0.5	0.5	1.2
	Distribution	0.7	1.0	1.7	0.8	0.8	3.3
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(0.9)	(0.8)	(3.8)
	Total	1.9	5.9	7.8	1.9	4.5	14.2
FY2007 (A)	Condiments and Processed Foods	1.8	4.3	6.1	3.2	2.3	11.6
	Health Function Products	0.1	0.2	0.3	0.1	0.7	1.1
	Egg Products	0.4	0.9	1.3	0.9	0.9	3.2
	Salads and Prepared Foods	0.1	0.7	0.8	0.7	0.4	1.9
	Distribution	0.3	0.7	1.0	0.4	0.7	2.2
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(0.9)	(1.0)	(4.0)
	Total	1.7	5.7	7.4	4.4	3.9	15.8
FY2008 (B)	Condiments and Processed Foods	2.1	3.0	5.1	2.1		-
	Health Function Products	0	0.3	0.3	0.2		-
	Egg Products	0.9	1.2	2.1	0.5		-
	Salads and Prepared Foods	0.1	0.6	0.7	0.7		-
	Distribution	0	0.6	0.6	0.5		-
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(1.0)		-
	Total	2.2	4.5	6.7	3.0		15.0
Increase (Decrease) (B)-(A)	Condiments and Processed Foods	0.3	(1.3)	(1.0)	(1.1)	-	-
	Health Function Products	0	0.1	0	0.1	-	-
	Egg Products	0.5	0.3	0.7	(0.4)	-	-
	Salads and Prepared Foods	0	(0.1)	(0.1)	(0.1)	-	-
	Distribution	(0.4)	(0.1)	(0.5)	0.1	-	-
	Elimination and/or addition	0	0	0	(0.1)	-	-
	Total	0.4	(1.2)	(0.8)	(1.4)	-	(0.8)

(Notes)
1."2nd Quarter" is difference between "Half-Year" and "1st Quarter".
2."3rd Quarter" is difference between the accumulated 3rd Quarter and "Half-Year".
3."4th Quarter" is difference between "Year" and the accumulated 3rd Quarter.
4.Figures less than units indicated are rounded off.

Q.P.Corporation
1-4-13, Shibuya, Shibuya-ku, Tokyo, Japan Tel: (03)3486-3331

3. Operating income in the three months period ended August 31,2008 (From June 1, 2008 to August 31,2008)– Status of increase or decrease (Consolidation)

(Billions of yen)

	Aug 31, 2007	Aug 31, 2008	(Increase) Decrease
Operating income	4.4	3.1	(1.4)


Increase due to shift of focus to growth areas, etc.+0.1
Impact of revisions to prices +0.3
Reduction of costs throughout the group +0.8
Reduction of sales promotion expenses +0.7
Impact of changes in tax system △0.2
Increase in profits of Distribution system business +0.1
Rise in material and energy costs △0.8
Rise in costs of principal materials △2.4
-3.0
-2.0
-1.0
0.0
1.0
2.0
3.0

4. Operating income in the Nine months period ended August 31, 2008 (From December 1, 2007 to August 31,2008)– Status of increase or decrease (Consolidation)

(Billions of yen)

	Nine months ended Aug 31, 2007	Nine months ended Aug 31, 2008	(Increase) Decrease
Operating income	11.9	9.7	(2.2)


Decrease due to shift of focus to growth areas, etc.-0.2
Impact of revisions to prices +1.2
Reduction of costs throughout the group +2.0
Reduction of sales promotion expenses +2.3
Impact of changes in tax system △0.5
Decrease in profits of Distribution system business △0.4
Rise in material and energy costs △1.8
Rise in costs of principal materials △4.8
-5.0
-4.0
-3.0
-2.0
-1.0
0.0
1.0
2.0
3.0
4.0
5.0

5. Non-operating income and expenses, extraordinary gains and losses – Results and Estimate and Principal items of increase or decrease in comparison with the previous year. (Consolidation)

(Billions of yen)

	Aug 31, 2007 (a)	Aug 31, 2008 (b)	Description of principal change (Comparison between (b) and (a))		FY2007
Non-operating income and expenses-Net	0.1	0.1	Increase in interest income and dividend receivable Increase in interest cost	0.1 (0.1)	(0.0)
Extraordinary gains and losses-Net	(0.2)	0.5	Increase in sales of subsidiary Decrease in subsidy received	1.0 (0.4)	(0.6)

6. Changes in consolidated balance sheets – Results

(Billions of yen)

	Nov 30, 2007	Aug 31, 2008	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	124.3	129.5	5.2	Increase in receivables in trade Increase in inventories	3.0 2.6
Fixed assets					
Tangible and intangible fixed assets	121.7	120.9	(0.8)	Increase in purchase Decrease in depreciation Decrease in sales and disposal	9.8 (9.7) (0.9)
Investment and other assets	46.8	49.5	2.7	Increase in prepaid pension costs	2.7
(Liabilities)					
	131.7	136.3	4.6	Decrease in payables in trade Increase in reserve for bonuses Decrease in accrued expenses	6.7 2.8 (5.3)
(Net assets)					
	161.1	163.6	2.5	Increase in earned surplus Increase in treasury stock Increase in minority interests	3.2 (1.1) 1.1

END